SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(RULE 14d-101)

(Amendment No. 3)

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

Speedway Motorsports, Inc.

(Name of Subject Company)

Speedway Motorsports, Inc.

(Names of Persons Filing Statement)

COMMON STOCK, PAR VALUE $0.01 PER SHARE

(Title of Class of Securities)

847788106

(CUSIP Number of Class of Securities)

J. Cary Tharrington IV

Senior Vice President and General Counsel

5555 Concord Parkway South

Concord, NC 28027

(704) 455-3239

With copies to:

Richard W. Viola

Rakesh Gopalan

McGuireWoods LLP

201 North Tryon St

Suite 3000

Charlotte, NC 28202

(704) 343-2000

 (Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 3 (this “Amendment No. 3”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended or supplemented from time to time, the “Schedule 14D-9”) filed on August 16, 2019 with the Securities and Exchange Commission (the “SEC”) by Speedway Motorsports, Inc., a Delaware corporation (the “Company”). The Schedule 14D-9 relates to the cash tender offer by Speedco, Inc., a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of Sonic Financial Corporation, a North Carolina corporation (“Parent”), to purchase all of the outstanding shares of common stock, par value $0.01 per share (the “Shares”), of the Company at a price per Share equal to $19.75, net to the holder of such Shares in cash, without interest, and subject to any withholding of taxes required by applicable law (the “Offer”). The terms of the Offer, and the conditions to which it is subject, are set forth in the combined Tender Offer Statement and Rule 13e-3 Transaction Statement filed under cover of Schedule TO by Purchaser and Parent on August 16, 2019, as amended or supplemented from time to time, which contains as an exhibit an Offer to Purchase dated August 16, 2019 (the Offer to Purchase and the related Letter of Transmittal, as each of them may be amended or supplemented from time to time, contain the terms of the Offer).

The information in the Schedule 14D-9, including all exhibits and annexes that were previously filed with the Schedule 14D-9, is incorporated in this Amendment No. 3 by reference, except that such information is hereby amended or supplemented to the extent specifically provided herein. Capitalized terms used herein and not defined shall have the meanings ascribed to them in the Schedule 14D-9 and page number references herein refer to the Schedule 14D-9.

Item 8. ADDITIONAL INFORMATION.

Item 8 of the Schedule 14D-9 is hereby amended and supplemented as follows:

The following paragraph is hereby amended and supplemented by adding a new section immediately prior to the section beginning with the heading “Forward-Looking Statements”, as set forth below:

“Final Results of the Offer and Completion of the Merger.

The Offer and withdrawal rights expired one minute past 11:59 p.m., New York City time, on September 16, 2019 (the “Expiration Time”). American Stock Transfer & Trust Company, LLC, the depositary for the Offer (the “Depositary”), has advised Parent and Purchaser that, as of immediately prior to the Expiration Time, a total of 7,414,631 Shares had been validly tendered (and not validly withdrawn) pursuant to the Offer, representing approximately 64.8% of the 11,434,595 outstanding Shares owned by the Public Stockholders. In addition, Notices of Guaranteed Delivery have been delivered for 3,524,141 Shares, representing approximately 30.8% of the outstanding Shares owned by the Public Stockholders.

The number of Shares that had been validly tendered (and not validly withdrawn) pursuant to the Offer (excluding Shares tendered pursuant to Notices of Guaranteed Delivery for which certificates or confirmations of book-entry transfer had not yet been received by the Depositary) immediately prior to the Expiration Time satisfied the Minimum Offer Condition, all other conditions to the Offer were satisfied or waived. Promptly after the Expiration Time, Purchaser accepted for payment all Shares validly tendered (and not validly withdrawn) pursuant to the Offer.

Parent has advised the Company that it intends to cause Purchaser to consummate the Merger as soon as practicable (and, in any event, no later than September 18, 2019), in accordance with the terms of the Merger Agreement, at which time the Company will become a wholly-owned subsidiary of Parent. Pursuant to the Merger Agreement, at the Merger Effective Time, each outstanding Share (other than Shares held by the Company, any of its subsidiaries, Parent, Purchaser or any other wholly owned subsidiary of Parent, or by any stockholders who have properly exercised their appraisal rights under Section 262 of the Delaware General Corporation Law) will be converted into the right to receive the Offer Price of $19.75 in cash, without interest and less any required withholding taxes. Instructions outlining the steps required to be taken to obtain the Merger Consideration will be mailed to stockholders of the Company who did not tender their Shares in the Offer.

Following consummation of the Merger, Parent intends to cause all Shares to be delisted from NYSE and deregistered under the Exchange Act.

On September 17, 2019, Parent issued a press release announcing the expiration and results of the Offer. The full text of the press release is attached hereto as Exhibit (a)(5)(E) and is incorporated herein by reference.”

Item 9. EXHIBITS.

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following exhibit to the exhibit index:

(a)(5)(E)

Press Release issued by Parent on September 17, 2019 (incorporated by reference to the Schedule TO filed by Parent, Purchaser, O. Bruton Smith, Marcus G. Smith, B. Scott Smith, David Bruton Smith and OBS Holdings, LLC on September 17, 2019).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: September 17, 2019

SPEEDWAY MOTORSPORTS, INC.

By:	/s/ Michael D. Burch
Name: Michael D. Burch
Title: Senior Vice President and Chief Strategy Officer